Exhibit 12

155 East Tropicana, LLC

Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30,	2008

Earnings:
Income from operations before taxes on income	$247,733
Fixed charges added to earnings	6,673,021
Amortization of capitalized interest	11,187
Total earnings	$6,931,941

Fixed Charges:
Interest expense	$6,673,021
Total fixed charges	$6,673,021

Ratio of earnings to fixed charges	1.0